Filed by Comtech Telecommunications Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-236840

Subject Company: Gilat Satellite Networks Ltd.

Commission File No.: 000-21218

Date: September 29, 2020

The following investor presentation was posted by Comtech on its website on September 29, 2020:

Investor Presentation Q1 Fiscal Year 20 20 This presentation reflects information as of December 4, 2019 Fix Building Graphic Investor Presentation Q 4 Fiscal Year 20 20 This presentation reflects information as of September 29, 2020

2 Cautionary Statement Regarding Forward - Looking Statements 2 Certain information in this presentation contains forward - looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, pending litigation, potential transactions, plans and objectives of Comtech’s management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward - looking statements . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward - looking statements, which generally are not historical in nature . Forward - looking statements could be affected by factors including, without limitation : the risk that the acquisitions of Gilat Satellite Networks Ltd . (“Gilat”) and UHP Networks Inc . and its sister company (together, “UHP”) may not be consummated for reasons including that the conditions precedent to the completion of the acquisitions may not be satisfied or the occurrence of any event, change or circumstance could give rise to the termination of the agreements ; the risk that regulatory approvals will not be obtained ; the possibility that the expected synergies from recent or pending acquisitions will not be fully realized, or will not be realized within the anticipated time periods ; the risk that acquired businesses and pending acquisitions will not be integrated with Comtech successfully ; the possibility of disruption from recent or pending acquisitions, making it more difficult to maintain business and operational relationships or retain key personnel ; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins ; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results ; the timing and funding of government contracts ; adjustments to gross profits on long - term contracts ; risks associated with international sales ; rapid technological change ; evolving industry standards ; new product announcements and enhancements, including the risks associated with expanding sales of Comtech's Heights TM Network Platform (“Heights”) ; changing customer demands and or procurement strategies ; changes in prevailing economic and political conditions ; changes in the price of oil in global markets ; changes in foreign currency exchange rates ; risks associated with legal proceedings, customer claims for indemnification and other similar matters ; risks associated with Comtech's obligations under its Credit Facility ; risks associated with large contracts ; risks associated with the COVID - 19 pandemic ; and other factors described in this and Comtech's and Gilat’s other filings with the SEC . Neither Comtech nor Gilat undertakes any duty to update any forward - looking statements contained herein .

Use of Non - GAAP Financial Measures 3 In order to provide investors with additional information regarding the Company’s financial results, this presentation contains "Non - GAAP financial measures" under the rules of the SEC . The Company’s Adjusted EBITDA is a Non - GAAP measure that represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing costs, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellectual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other . The Company’s definition of Adjusted EBITDA may differ from the definition of EBITDA or Adjusted EBITDA used by other companies and therefore may not be comparable to similarly titled measures used by other companies . Adjusted EBITDA is also a measure frequently requested by the Company’s investors and analysts . The Company believes that investors and analysts may use Adjusted EBITDA, along with other information contained in its SEC filings, in assessing the Company’s performance and comparability of its results with other companies . The Company’s Non - GAAP financial measures reflect the GAAP measures as reported, adjusted for certain items as described in Appendix II . These Non - GAAP financial measures have limitations as an analytical tool as they exclude the financial impact of transactions necessary to conduct the Company’s business, such as the granting of equity compensation awards, and are not intended to be an alternative to financial measures prepared in accordance with GAAP . These measures are adjusted as described in the reconciliation of GAAP to Non - GAAP in Appendix II, but these adjustments should not be construed as an inference that all of these adjustments or costs are unusual, infrequent or non - recurring . Non - GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, financial measures determined in accordance with GAAP . Investors are advised to carefully review the GAAP financial results that are disclosed in the Company’s SEC filings .

4 Legacy of Complex Problem Solving Innovative Solutions for Commercial and Government Customers Thought Leader in Secure Wireless Communications Comtech - Connections that Matter® Notes See Appendix II of this presentation for the reconciliation from US GAAP to Adjusted EBITDA, which is a Non - GAAP financial measure. We are a market leader in the growing secure wireless communications market — Satellite Ground Station Technologies — Public Safety and Location Technologies — Mission - Critical Technologies — High - Performance Transmission Technologies We are known for solving complex problems We have generated profits and cash flows and paid dividends 41 quarters in a row We have strong visibility into future revenue We believe our long - term fundamentals remain strong and we are well - positioned for growth

5 Comtech – Impact of COVID - 19 on Fiscal 2020 Our third quarter of fiscal 2020 corresponded precisely with the period in which worldwide restrictions on business activities were in force due to the COVID - 19 pandemic. In response to lower sales and delayed orders, in Q3 of fiscal 2020, we implemented a variety of cost saving measures, including reducing global headcount by approximately 10%, reducing salaries, suspending merit increases and eliminating certain discretionary expenses. Severance costs relating to these actions were not material and our cost reduction efforts continue. While deemed an essential business by the U.S. government, for the safety of our employees, customers, partners and suppliers, we implemented remote working arrangements, curtailed most business travel, and established social distancing safeguards at our facilities. We believe that the pandemic’s worst impact on our business is largely behind us. Our fourth quarter performance reflected a strong finish to what was a challenging year resulting from the pandemic. Q4 FY 2020 Revenue and Adjusted EBITDA were $149.7 million and $23.5 million, respectively. Our long - term fundamentals remain strong as we continue to believe we are well - positioned for growth as business conditions meaningfully improve. We continue to be enthusiastic about our efforts on several large strategic orders and we are very focused on positioning the company for a strong fiscal 2021.

30.2% 44.6% 25.2% Domestic International U.S. Government Sales by Customer Type Overview of Q4 FY20 Performance Q4 FY 2020 Revenue was $149.7 million GAAP Operating Income of $2.8 million includes: - amortization of $5.6 million - depreciation of $2.5 million - stock - based compensation of $6.2 million, and - acquisition plan expenses of $6.4 million Adjusted EBITDA (1) ( non - GAAP) of $23.5 million or 15.7% of net sales GAAP diluted net earnings per share of $0.04 Non - GAAP diluted EPS (2) of $ 0 . 21 56.8% 43.2% Commercial Solutions Government Solutions % of Revenue Commercial Solutions Revenue $85.0M Adjusted EBITDA $14.6M Adjusted EBITDA 17.2% Government Solutions Revenue $64.7M Adjusted EBITDA $5.4M Adjusted EBITDA 8.4% Notes (1) Adjusted EBITDA represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing cos ts, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellect ual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other. (2) See Appendix II of this presentation for the reconciliation of GAAP earnings per diluted share to Non - GAAP earnings per diluted share. 6

7 Fiscal 2020 $616.7M revenue $ 77.8 M Adjusted EBITDA ~$1B of visibility with backlog and contracts 400+ engineering professionals Global market leader for satellite ground station equipment 50% market share of wireless 911 calls Leader in statewide deployments of NG - 911 systems Leader in mission - critical and high - performance transmission technologies Corporate Large Contract Awards 2015 2017 2019 2018 2020 2016 Comtech Has Transformed Itself into a Wireless Leader Approximately $400M or 64% of our FY 2020 revenues did not exist in FY 2015 2016: Comtech awarded $45.0M contract to provide statewide Next Generation 911 IP Network and announces the availability of Heights Networking Platform Release 2.4. 2018: Comtech receives 3 - year $123.6M contract award to provide sustainment services for U.S. Army’s SNAP terminals (VSAT). 2014 - 2015: Comtech explored strategic alternatives to enhance shareholder value but decided to remain independent. Shortly after, Fred Kornberg (current CEO) was named Executive Chairman with Mike Porcelain remaining as CFO. Fisca l 2015 $307.3M revenue $51.8M Adjusted EBITDA 2016: Comtech announces the acquisition of TeleCommunication Systems, Inc. for $423.6M. 2019: Comtech announces the acquisition of Solacom Technologies, Inc. (911 solutions). 2015: Comtech awarded multi - million dollar award for solid - state power amplifiers for in - flight entertainment and communications (IFEC) applications. 2018: Michael Porcelain promoted to COO and Michael Bondi promoted to CFO. 2019: Comtech announces the acquisition of Next Generation 911 Business from General Dynamics. 2019: Comtech wins a 5 - year $100.0M contract to develop a NG 911 system. 2020: Comtech announces the acquisitions of CGC Technology Limited and NG - 911 Inc. 2018: Comtech awarded $134.0M contract to provide 911 public safety and location technologies to a U.S. Wireless Carrier and $59.0M strategic IDIQ contract from U.S. Navy for next generation satellite ground station equipment. 2020: Comtech wins statewide contract valued at up to $54.0M to design, deploy, and operate NG 911 services for the State of South Carolina. 2020: Comtech wins $211.0M c ontract to supply equipment in support of U.S. Marine Corps Next Generation Troposcatter Systems.

8 $ 48.1M $ 70.7M $ 78.4M $ 93.5M $77.8M FY 2016 FY 2017 FY 2018 FY 2019 FY 2020 $ 411.0M $ 550.4M $ 570.6M $ 671.8M $616.7M FY 2016 FY 2017 FY 2018 FY 2019 FY 2020 Historical Revenue and Adjusted EBITDA Trends Revenue (2) Adjusted EBITDA (2) (3) ~12% ~13% ~14% ~14% ~13% Adjusted EBITDA as a % of Revenue Notes (1) Comtech’s fiscal year end is July 31. (2) Does not include impact of recently announced acquisitions of UHP and Gilat. (3) See Appendix II of this presentation for the reconciliation from US GAAP to Adjusted EBITDA. (USD in Millions) Comtech Acquires TCS Heights TM products, Next Generation 911 systems and important contract awards create strong revenue streams into the future Recent completed acquisitions have positive impact Long - term contract wins create stable and recurring revenue streams Room for improved margins as we focus on efficiencies and greater scale Adjusted EBITDA supported by strong cash flow generation (2020 GAAP operating cash flows of $52.8M) Continued investments in R&D and marketing to support long - term growth Impacted by COVID - 19

9 Comtech Participates in Growing Markets Increased threats of electronic warfare and demand for high - bandwidth battlefield communications Ultimate transition to 5G will increase data usage, requiring greater satellite backhaul Satellite Cellular Backhaul for 3G/4G and 5G Military Communications Modernization We offer a complete set of cellular backhaul capabilities and can provide customers with end - to - end solutions Comtech has strong relationships with military customers (including the U.S. Government) Comtech is Well Positioned to Take Advantage of Key Marketplace Trends Expected Growth in LEO / MEO / HTS & VHTS Satellite Constellations Will Require Significant Investment In Ground Infrastructure and Comtech Will Be Poised to Benefit Next - Generation 911 Upgrades Comtech offers state of the art 911 call handling and NG - 911 solutions, including precise location State and local governments must upgrade existing 911 call handling and next - generation systems

10 Comtech’s Two Segments Have Common Capabilities We leverage several key competencies, including R&D and engineering, across both segments to deliver superior capabilities to customers Secure Wireless Technology Communications Commercial Solutions Revenue $353.7M 57.4 % of Total Adjusted EBITDA $ 61.7 M 17.4 % Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 14.8 % Domestic: 58.9 % International: 26.3 % Government Solutions Revenue $ 263.0 M 42.6% of Total Adjusted EBITDA $25.7M 9.8 % Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 65.0 % Domestic: 15.2 % International: 19.8 % Customer Examples Customer Examples Fiscal 2020 Customer Type as a % of Consolidated Revenue Market Leadership Positions Shared Relationships with Blue - Chip Customers 36.2% 40.3% 23.5% Domestic International U.S. Government Fiscal 2020 Results: Fiscal 2020 Results:

11 x Entry into the 911 public safety and location markets and significantly strengthened our U.S. Government business, created scale and diversified earnings x Further expanded presence in growing 911 public safety market and increased recurring revenues x Helped secure a five - year $100.0M contract to develop and maintain a cloud - based NG - 911 platform for a northeastern state in the U.S. Recent Successful Transactions Rationale and Highlights Feb 2016 $423.6M TCS is a leading provider of 911 public safety services, trusted location and satellite - based mission critical solutions Feb 2019 $31.5M Solacom is a leading provider of Next Generation 911 solutions for public safety agencies Apr 2019 $11.0M GD NG - 911 offers a 9 - 1 - 1 emergency communications system to state and local government clients Extensive Acquisition Experience with Successful Integrations Comtech Has A Proven Track Record of Successful Acquisitions Jan 2020 $23.7M CGC is a leading provider of high precision full motion fixed and mobile X/Y satellite tracking antenna and radomes x Addresses customer requirements for expected growth in LEO and MEO satellite constellations Pending $38.0M UHP is a leading provider of innovative and disruptive satellite ground station technology solutions x Expands our product line in the satellite ground station market, with its growing need for reliable, high capacity satellite equipment, particularly in the VSAT market Acquisition Close Date Purch Price Feb 2020 $1.2M NG - 911, Inc. is a pioneer of Next Generation 911 solutions for public safety in the Midwest x Allows us to cost - effectively expand sales of our industry leading Solacom Guardian call management solutions

12 x In June 2020, we agreed to amend the terms of our purchase agreement, which we originally announced in November 2019. The aggregate purchase price was reduced by 24% from $50.0 million to $38.0 million. Cash consideration will be $5.0 million, with the remainder in shares of common stock, cash, or a combination of both, as we may elect at the time of closing. x The transaction is subject to customary closing conditions, including regulatory approval to allow us to purchase UHP's sister company which is headquartered in Moscow. x In August 2020, at the request of the Federal Antimonopoly Service ("FAS") of the Russian Federation we submitted an application for regulatory approval to the FAS and the Commission for Supervising Foreign Investments in the Russian Federation (the "Russian Commission") pursuant to Russia’s Foreign Investment Law ("FIL"). In order to purchase UHP’s sister company, which is based in Moscow, approval by the Russian Commission and the FAS is required. x If we do not receive approval by December 31, 2020, either we or UHP may terminate the purchase agreement. x The acquisition of Gilat remains subject to certain conditions to closing, including regulatory approval in Russia required to purchase Gilat’s Russian subsidiary. x In July 2020, we commenced litigation in the Delaware Court of Chancery (the “Delaware Court”) seeking certain declaratory judgments, including a declaratory judgment that Gilat has suffered a Material Adverse Effect (as defined in the Merger Agreement) and, as a result, Comtech is not obligated to complete the acquisition of Gilat. x The amended complaint also seeks a declaratory judgment that certain actions, if taken by Gilat, relating to Comtech’s application for Russian regulatory approval, would breach Gilat’s obligations under the Merger Agreement. Gilat subsequently sued in the Delaware Court for declaratory judgments, including that it has not suffered a Material Adverse Effect and that Comtech has not used reasonable best efforts to obtain Russian regulatory approval for the transaction. x To - date, we incurred significant amounts of legal expenses and professional fees in connection with the litigation and a trial is scheduled for October 5, 2020. The Delaware Court has indicated that it intends to render a judgment prior to the October 29, 2020, the date that we or Gilat may terminate the Merger Agreement. Acquisition Acquisition Status Update Acquisition Status Update UHP Gilat

13 Satellite Ground Station Technologies Public Safety and Location Technologies Notes (1) Northern Sky Research, Wireless Backhaul & 5G via Satellite, 13 th Ed., April 2019. Market size for 2018. (2) Frost & Sullivan, Next - Generation 911 – The Future of Public Safety, Forecast to 2025, April 2020. Market size forecast by year 2025. (3) ABI Research, Location Technologies, 2015. World market size forecast by year 2018. Commercial Solutions Segment – Growth Drivers High - Performance Satellite Modems Solid - State and Traveling Wave Tube Amplifiers Software for Cellular 911 Call Routing and Next Generation 911 Software that Generates the Triangle & Dot for Advanced Location Mapping Market Size and Growth Rates $2.4 billion 1 Wireless backhaul equipment ~16.5% per year 1 2018 - 2028, Wireless backhaul equipment $836 million 2 Total NG - 911 market ~11% per year 2 2019 - 2025, Total NG - 911 market $402 million 3 Location - based services revenue ~4% per year 3 2016 - 2018, location - based services revenue Satellite Ground Station Technologies Public Safety and Location Technologies Cellular Backhaul Upgrades to HDTV / 4K In - Flight Entertainment and Connectivity (IFEC) High - Throughput Satellites Advanced Location and Mapping Services SMS Text Messaging used for 911 & Critical Applications Cellular Call Routing and Next Generation 911

14 Mission - Critical Technologies High - Performance Transmission Technologies Amplifiers for Identification, Friend or Foe and Electronic Warfare Applications Satellite Ground Station Products and Space Components Notes (1) Research and Markets, The Global C4ISR Market 2018 - 2026 - Market Size and Drivers: Market Profile, 2018. Market size forecast by 2026. (2) IHS Technology “Microwave Network Equipment Quarterly Market Tracker: Regional, Q2 2016”. Market size estimated for 2015. Government Solutions Segment – Growth Drivers U.S. Army SNAP 850+ Systems Deployed Tactical Satellite - based VSATs Over - the - Horizon Microwave Systems Tactical Satellite - based VSATs Market Size and Growth Rates ~$132 billion 1 Global C4ISR market ~4% per year 1 2018 - 2026, global C4ISR market $277 million 2 Non - line - of - sight Microwave Network Equipment market will reach $834 million by 2020 ~25% per year 2 2015 - 2020, Non - line - of - sight Microwave Network Equipment market High - Performance Transmission Technologies Mission - Critical Technologies Over - the - Horizon Troposcatter Technologies which Transmit Data over Unfriendly or Inaccessible Terrain Solid State High - Power Amplifiers Used for Electronic Warfare, Jamming, Medical & Aviation Applications Field Support Operations for Satellite and Wireless Communications Supply Chain Management of Satellite Ground Station and Space Components COMET

15 We Have Visibility into ~$1.0 Billion of Future Revenue Commercial Solutions Government Solutions $443.2M $593.2M $177.7M $485.7M $150.0M $308.0M Backlog Contracts in Place, Not in Backlog Revenue Visibility $620.9M $1.1B $458.0M As of July 31, 2020 As of July 31, 2020 (1) Notes (1) Examples of contracts in place, not in backlog, include the unfunded portions of the U.S. Marine Corps troposcatter subco ntr act, the U.S. Army GTACS contract, and the Next Generation 9 - 1 - 1 services for the State of South Carolina. Does not include the impact of any pending acquisitions As of July 31, 2020

16 Comments and Financial Targets For Fiscal 2021 Text Revenue $610.0M - $630.0M Adjusted EBITDA (1) $74.0M - $78.0M GAAP EPS $x.xx - $x.xx Non GAAP EPS $x.xx - $x.xx FY 2021 Targets Notes (1) Adjusted EBITDA represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing cos ts, interest expense, amortization of stock - based compensation, amortization of intangible assets, depreciation expense, estimated contract s ettlement costs, settlement of intellectual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives ana lys is expenses and other. • We expect slightly higher net sales in both our Government Solutions segment and our Commercial Solutions segment, as compared to fiscal 2020 • We expect ongoing higher production, logistic and safety - related costs resulting from COVID - 19 • We are setting an initial gross margin percentage target of 35% • Amortization of intangible assets is expected to approximate $21.3M • Amortization of stock - based compensation expense is expected to range from approximately $11.0M to $13.0M • Interest expense (including amortization of deferred financing costs) is expected to approximate $5.9M • Excluding acquisition plan expenses, our effective income tax rate is expected to approximate 21.0%. However, as we incur significant acquisition plan expenses, the actual effective tax rate for fiscal 2021 may be lower • Adjusted EBITDA margin is expected to approximate 12.3% when using the $620.0M midpoint of our 2021 targeted range for net sales • We are expecting Q1 fiscal 2021 revenues of approximately $125.0M, with Adjusted EBITDA of approximately $8.0M • For the remaining quarters in fiscal 2021, we expect sequential growth, with Q4 targeted to be the peak Comments on FY 2021 Targets $ millions

17 Strong Visibility with Growing Markets History of Long - Term Capital Return to Stockholders Commitment to Innovation and Engineering Experienced Management Team Market Leadership Positions We Believe the Future is Bright for Many Years to Come

18 Appendix I Historical Data and Trends

19 Recent Quarterly Operating Results Q4 Q1 Q2 Q3 Q4 2019 2020 2020 2020 2020 Revenue Commercial Solutions 102,985$ 94,314$ 96,122$ 78,311$ 84,983$ Government Solutions 73,387 75,953 65,532 56,810 64,690 Total Revenue 176,372$ 170,267$ 161,654$ 135,121$ 149,673$ Net Income (Loss) 6,135$ 6,388$ 3,495$ (3,989)$ 1,126$ Adjusted EBITDA 28,251$ 20,615$ 21,185$ 12,471$ 23,532$ % of Revenue GAAP Gross Profit 36.3% 37.3% 37.5% 39.2% 33.2% GAAP R&D Expenses 8.9% 8.7% 8.5% 9.1% 7.5% GAAP SG&A Expenses 17.8% 18.7% 18.2% 23.9% 15.8% GAAP Operating Income 5.9% 5.5% 3.8% N/A (1) 1.9% Net Income 3.5% 3.8% 2.2% N/A (1) 0.8% Adjusted EBITDA (2) 16.0% 12.1% 13.1% 9.2% 15.7% Notes (1) Comtech reported an operating loss of $3.1 million and a net loss of $4.0 million, respectively, for the three months end ed April 30, 2020. (2) See Appendix II of this presentation for the reconciliation of reported Net Income to Adjusted EBITDA. (3) Comtech’s fiscal year end is July 31. $ in 000s

20 Recent Annual Operating Results 2016 2017 2018 2019 2020 Revenue Commercial Solutions 248,955$ 330,867$ 345,076$ 357,293$ 353,730$ Government Solutions 162,049 219,501 225,513 314,504 262,985 Total Revenue 411,004$ 550,368$ 570,589$ 671,797$ 616,715$ Net Income (Loss) (7,738)$ 15,827$ 29,769$ 25,041$ 7,020$ Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ 77,803$ % of Revenue GAAP Gross Profit 41.7% 39.6% 39.2% 36.8% 36.8% GAAP R&D Expenses 10.3% 9.9% 9.4% 8.4% 8.5% GAAP SG&A Expenses (1) 23.1% 21.1% 20.0% 19.1% 19.0% GAAP Operating Income (Loss) (0.1)% 6.7% 6.2% 6.2% 2.5% Net Income (Loss) (1.9)% 2.9% 5.2% 3.7% 1.1% Adjusted EBITDA (2) 11.7% 12.8% 13.7% 13.9% 12.6% GAAP EPS (0.46)$ 0.67$ 1.24$ 1.03$ 0.28$ $ in 000s Notes (1) Acquisition plan expenses are presented as a separate line item , and therefore they are not included in the SG&A percentage . (2) See Appendix II of this presentation for the reconciliation of reported Net Income (Loss) to Adjusted EBITDA. (3) Comtech’s fiscal year end is July 31. 2016: Fiscal 2016 impacted by TCS acquisition 2017: Excluding $18.8 million of favorable adjustments (described in our Form 10 - K), operating income would have been 3.3% of net sales 2018: Includes $11.8 million, or $0.49 per diluted share, discrete tax benefit (“Tax Gain”) primarily due to Tax Reform

21 2016 2017 2018 2019 2020 $162,049 $219,501 $225,513 $314,504 $262,985 Government Solutions Historical Revenue Results Note (1) Comtech’s fiscal year end is July 31 . 2016 2017 2018 2019 2020 $248,955 $330,867 $345,076 $357,293 $353,730 Commercial Solutions $ in 000s $ in 000s 2016 2017 2018 2019 2020 $411,004 $550,368 $570,589 $671,797 $616,715 Consolidated Revenue $ in 000s

22 Our Customer Base Notes (1) Comtech’s fiscal year end is July 31. (2) Totals may not foot due to rounding . 2016 2017 2018 2019 2020 41% 33% 36% 40% 36% 29% 39% 39% 35% 40% 30% 28% 26% 25% 24% U.S. Government Domestic International

23 Historical Bookings & Backlog Note (1) Comtech’s fiscal year end is July 31 . $ in 000s $ in 000s Bookings Total Backlog 2016 2017 2018 2019 2020 $451,278 $512,593 $755,054 $724,056 $584,448 2016 2017 2018 2019 2020 $484,005 $446,230 $630,695 $682,954 $620,912

24 Total Research and Development Expense $ in 000s Notes (1) Research and development expense includes company - funded and customer - funded. (2) Comtech’s fiscal year end is July 31. 2016 2017 2018 2019 2020 $59,622 $81,310 $70,793 $71,086 $64,103 $ in 000s Research and Development Expense

25 Recent Balance Sheet Trends Balance Sheet Notes (1) As defined in our Credit Facility, as amended. Excludes insignificant amounts of finance lease obligations. (2) Comtech’s fiscal year end is July 31. $ in 000s Jul. 31, Oct. 31, Jan. 31, Apr. 30, Jul. 31, 2019 2019 2020 2020 2020 Cash and Cash Equivalents 45,576$ 46,873$ 46,471$ 50,634$ 47,878$ Working Capital 134,967 143,856 126,400 116,863 117,385 Total Assets 887,711 931,022 949,942 951,732 929,647 Current and Long-Term Debt (1) 165,000$ 169,000$ 158,000$ 159,400$ 149,500$ Stockholders' Equity 535,082 537,644 551,203 545,825 549,299 Total Capitalization 700,082$ 706,644$ 709,203$ 705,225$ 698,799$

26 Market Data General Market Information Nasdaq Symbol: CMTL Institutional Holders (2) : 228 52 - Week Range (1) : $11.70 - $37.79 Analyst Coverage: 6 Source: Nasdaq Analysts Notes (1) 52 - week range indicates the high and low closing prices during the period of August 1, 2019 through July 31, 2020. (2) As of September 28, 2020. Institution Analyst Name Citibank N.A. Asiya Merchant Jefferies Group LLC George Notter Noble Capital Markets Joe Gomes Northland Capital Markets Michael Latimore Quilty Analytics Chris Quilty Singular Research LLC Chris Sakai

27 Appendix II Reconciliation of GAAP to Non - GAAP Financial Measures

28 Reconciliation of CMTL GAAP to Non - GAAP Financial Measures Adjusted EBITDA Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Reported net income (loss) 6,135$ 6,388$ 3,495$ (3,989)$ 1,126$ Income tax expense (benefit) 2,078 1,145 1,117 (759) 787 Net interest expense & other 2,192 1,727 1,622 1,612 903 Stock-based compensation expense 8,071 879 1,238 981 6,177 Depreciation and amortization 8,516 7,857 7,950 8,167 8,182 Estimated contract settlement costs - 230 (262) 476 - Acquisition plan expenses 1,259 2,389 6,025 5,983 6,357 Adjusted EBITDA 28,251$ 20,615$ 21,185$ 12,471$ 23,532$ Operating Income Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Operating income (loss) 10,405$ 9,260$ 6,234$ (3,136)$ 2,816$ Acquisition plan expenses 1,259 2,389 6,025 5,983 6,357 Estimated contract settlement costs - 230 (262) 476 - Adjusted operating income 11,664$ 11,879$ 11,997$ 3,323$ 9,173$ Net Income (loss) Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Net income (loss) 6,135$ 6,388$ 3,495$ (3,989)$ 1,126$ Acquisition plan expenses 966 1,840 4,639 4,128 4,005 Estimated contract settlement costs - 177 (202) 328 - Net discrete tax (benefit) expense 116 (588) 57 713 79 Adjusted net income 7,217$ 7,817$ 7,989$ 1,180$ 5,210$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31.

29 Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Adjusted EBITDA 2016 2017 2018 2019 2020 Reported net (loss) income (7,738)$ 15,827$ 29,769$ 25,041$ 7,020$ Income tax (benefit) expense (454) 9,654 (5,143) 3,869 2,290 Write-off of deferred financing costs - - - 3,217 - Net interest expense & other 7,616 11,561 10,449 9,280 5,864 Stock-based compensation expense 4,117 8,506 8,569 11,427 9,275 Depreciation and amortization 23,245 37,177 34,730 30,247 32,156 Estimated contract settlement costs - - - 6,351 444 Settlement of intellectual property litigation - (12,020) - (3,204) - Acquisition plan expenses 21,276 - - 5,871 20,754 Facility exit costs - - - 1,373 - Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ 77,803$ Earnings (Loss) per Diluted Share 2016 2017 2018 2019 2020 GAAP (loss) earnings per diluted share (0.46)$ 0.67$ 1.24$ 1.03$ 0.28$ Acquisition plan expenses 1.03 - - 0.19 0.53 Estimated contract settlement costs - - - 0.20 0.01 Net discrete tax benefit (including Tax Reform) - - (0.49) (0.12) (0.05) Settlement of intellectual property litigation - (0.33) - (0.10) - Write-off of deferred financing costs - - - 0.10 - Facility exit costs - - - 0.04 - Non-GAAP earnings per diluted share 0.57$ 0.34$ 0.75$ 1.34$ 0.77$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding.

30 Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Earnings (Loss) per Diluted Share Q1 2019 Q2 2019 Q3 2019 Q4 2019 FY 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY2020 GAAP earnings (loss) per diluted share 0.14$ 0.32$ 0.31$ 0.25$ 1.03$ 0.26$ 0.14$ (0.16)$ 0.04$ 0.28$ Acquisition plan expenses 0.04 0.06 0.05 0.04 0.19 0.07 0.19 0.16 0.16 0.53 Estimated contract settlement costs - 0.12 0.08 - 0.20 0.01 (0.01) 0.01 - 0.01 Settlement of intellectual property litigation - (0.10) - - (0.10) - - - - - Net discrete tax expense (benefit) (0.10) - (0.02) - (0.12) (0.02) - 0.03 - (0.05) Write-off of deferred financing costs 0.10 - - - 0.10 - - - - - Facility exit costs 0.04 - - - 0.04 - - - - - Non-GAAP earnings per diluted share 0.22$ 0.40$ 0.42$ 0.29$ 1.34$ 0.32$ 0.32$ 0.05$ 0.21$ 0.77$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding.

Additional Information and Where to Find It This presentation contains information in respect of a proposed business combination involving Comtech and Gilat . This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . In connection with the proposed business combination involving Comtech and Gilat , a Registration Statement on Form S - 4 (File No . 333 - 236840 ) has been filed with and declared effective by the SEC . This document is not a substitute for the prospectus / proxy statement included in the Registration Statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction . Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement / final prospectus contained in the Registration Statement and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction . You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website ( www . sec . gov ) . In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www . comtechtel . com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www . Gilat . com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat) . This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . 31